Exhibit 3.1

AMENDMENT NO. 4

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BHAC ACQUISITION CORP.

July 5, 2018

Barington/Hilco Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.          The name of the Corporation is “Barington/Hilco Acquisition Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2014 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on February 5, 2015. Amendment No. 1 to the Amended and Restated Certificate of Incorporation was filed with the Secretary of the State of Delaware on February 10, 2017. Amendment No. 2 to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on August 11, 2017. Amendment No. 3 to the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on December 31, 2017.

2.          This Fourth Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate.

3.          This Fourth Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.          The text of Paragraph (E) of Section 6 is hereby amended and restated to read in full as follows:

(E) In the event that the Corporation does not consummate a Business Combination by October 31, 2018 (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the Public Shares for cash for redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Corporation for its working capital requirements or necessary to pay its taxes.

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IN WITNESS WHEREOF, Barington/Hilco Acquisition Corp. has caused this Fourth Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

BARINGTON/HILCO ACQUISITION CORP.

By:	/s/ Colin Conway
Name: Colin Conway
Title: Secretary

Annex - 2